UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. )*



                             The Mexico Fund, Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title and Class of Securities)


                                   592835102
                                (CUSIP Number)


                                 June 16, 1999
                     (Date of Event which Requires filing
                              of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        592835102

1.    NAME OF REPORTING PERSONS,  I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS
           Mira, L.P., 13-4045633

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                               (b) [X]

3.    SEC USE  ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware, USA

5.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH SOLE VOTING POWER                  2,523,700

6.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH SHARED VOTING POWER                        0

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH SOLE DISPOSITIVE POWER             2,523,700

8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH SHARED DISPOSITIVE POWER                   0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                         2,523,700

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                  [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        5.047%

12.      TYPE OF REPORTING PERSON                                 PN


Item 1.

          The name of the issuer is The Mexico Fund, Inc. The address of the issuer's principal executive offices is 399 Park Avenue, New York, NY 10022.

Item 2.

          The name of the person filing is Mira, L.P. ("Mira"). The address of Mira's principal business office is One Chase Manhattan Plaza, 42nd Floor, New York, New York 10005. Mira is a limited partnership organized under the laws of the State of Delaware.
          This statement relates to shares of Common Stock (the "Common Stock"). CUSIP Number: 592835102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          This Item 3 is not applicable.

Item 4.  Ownership

          Mira is the beneficial owner of 2,523,700 shares of Common Stock, which constitutes approximately 5.047% of the outstanding shares of Common Stock. Mira has the sole power to vote or direct the vote of all 2,523,700 shares, and the sole power to dispose or to direct the disposition of all 2,523,700 shares. There are zero shares as to which Mira shares the power to vote or direct the vote of the Common Stock, and zero shares as to which Mira shares the power to dispose or to direct the disposition of the Common Stock .

Item 5.  Ownership of Five Percent or Less of a Class

          This Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group

          This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group

          This Item 9 is not applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Dated:  June 18, 1999

                                                                 Mira, L.P.

                                                  /s/  Terence S. Leighton
                                                  ---------------------------
                                                  By:    Terence S. Leighton
                                                  Title: Vice President